Focus Impact BH3 NewCo, Inc. 1345 Avenue of the Americas, 33rd Floor New York, NY 10105	XCF Global Capital, Inc. 5170 Golden Foothill Parkway El Dorado Hills, CA 95762

January 17, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention: Julie Sherman, Michael Fay, Juan Grana and Jane Park

Re:	Focus Impact BH3 NewCo, Inc Registration Statement on Form S-4 Filed December 16, 2024 CIK No. 0002019793

Ladies and Gentlemen:

This letter sets forth the responses of Focus Impact BH3 NewCo, Inc and XCF Global Capital, Inc. (together, the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated January 6, 2025 with respect to the above-referenced Registration Statement on Form S-4 (as amended, the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments, and the Company is concurrently publicly filing Amendment No. 3 to the Registration Statement with this letter, which reflects these revisions and certain other changes. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Form S-4 filed December 16, 2024

Risk factors

1.
Staff’s comment: We note your response to comment 5. Please revise to clearly disclose whether the Focus Impact shares are “penny stock,” and provide a brief explanation of how you determined whether or not the Focus Impact shares are “penny stock” as defined in Rule 3a51-1 under the Exchange Act.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 95 and 96 of the Registration Statement.

2.
Staff’s comment: In response to comment 6, you set forth that the conversion ratio is 0.76 for shares attributable to XCF equity holders; however, the letter to stockholders refers to a conversion ratio of 0.86. In addition, the NewCo shares in note (4) appear to add to 158,380,631, while the number in the table lists 148,378,692. Lastly, the XCF shares in note (4) appear to add to 182,079,777, while the XCF share number referenced in the letter to stockholders is 172,899,777. Please clarify the primary differences between these amounts.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the letter to stockholders to reflect the appropriate conversion ratio of 0.75.

The footnote (4) disclosures have been updated for clarity. Specifically, XCF shares of 184,046,443 were converted at the 0.75 ratio and combined with the 10,000,000 NewCo common shares issued on a 1:1 basis in connection with the New Rise Convertible Note, as provided under the Soule Support Agreement dated March 11, 2024, resulting in the total of 147,114,480 shares to XCF Equityholders (in the no redemptions scenario).

The XCF share count prior to the BHAC Transaction has been revised from 182,079,777 in the previous amendment to 184,046,443. This revision reflects adjustments for the following convertible promissory notes: a $0.3 million note issued between XCF and GL SPV Part I, LLC on December 31, 2024; a $0.2 million note issued between XCF and GL SPV Part I, LLC on January 14, 2025; a $0.2 million note issued between XCF and Focus Impact Partners, LLC on January 14, 2025; and a $0.1 million note issued between XCF and Sky MD, LLC on January 14, 2025. The increase in total XCF shares prior to the BHAC Transaction, along with adjustments related to transaction expenses, resulted in a corresponding change in the conversion ratio to 0.75.

The Background of the Business Combination, page 133

3.
Staff’s comment: We note your response to comment 8. Please revise to clearly disclose the assumed discounted potential revenue and profitability from XCF’s New Rise Reno facility and from additional sustainable fuel facilities that could be developed from XCF’s modular facility design.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 139, 140, 156 and 157 of the Registration Statement.

Reasonable Basis Review of XCF’s Financial Projections and Underlying Assumptions, page 155

4.
Staff’s comment: We note your response to comment 11, including your revised disclosure on page 156. Please revise to further clarify how Zukin concluded that XCF’s assumptions provided reasonable support for the projections. As an example only, we note your disclosure that “Zukin concluded that XCF’s assumptions, taken as a whole, provide reasonable support for the projections, based upon a review of the key assumptions driving XCF’s projections, as compared to market rates and/or projected rates for those drivers, along with management’s representations of XCF’s growth plans, as of the time of Zukin’s review.” Please explain how Zukin reviewed the key assumptions driving the projections, disclose the source of the market rates and/or projected rates for those drivers, and clarify how Zukin concluded that management representations sufficed as support for management projections.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 160 and 161 of the Registration Statement.

Amendment No. 1 to Form S-4 filed October 31, 2024

5.
Staff’s comment 10: We note your response to comment 21, including your disclosure on page 150 that “[t]he inclusion of the financial projections in this joint proxy statement/prospectus should not be regarded as an indication that XCF, Focus Impact nor their respective representatives considered or consider the financial projections to be a reliable prediction of future events, and reliance should not be placed on the financial projections.” Please remove the disclosure suggesting that investors should not rely on disclosures included in your registration statement. Please also advise whether the projections still reflect the views of XCF’s management on its future performance as of the most recent practicable date. Refer to Item 1609(c) of Regulation S-K. Finally, please revise your financial projections on page 151 to address the following points:

•	Please revise to provide a brief explanation of each line item included in the table; and

•
We note your disclosure that “[t]he projections considered what XCF management believed to be reasonable expectations for the value and volume of the Company’s renewable fuel production and the costs of operating, maintaining, supplying and fulfilling the Company’s renewable fuel production.” Please disclose XCF management’s expectations for each and discuss, either here or elsewhere in the registration statement, XCF management’s assumptions regarding its future plans.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 154-160 of the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Carl Stanton, Chief Executive Officer of Focus Impact BH3 NewCo, Inc. by telephone at 917-535-3776 or by email at cstanton@focus-impact.com or Mihir Dange, Chief Executive Officer of XCF Global Capital, Inc. by telephone at 408-332-2264 or by email at m.dange@xcf.global.

Sincerely,

/s/ Carl Stanton
Carl Stanton

/s/ Mihir Dange
Mihir Dange

Via E-mail:

cc:	Peter Seligson, P.C. Allison C. Bell Kirkland & Ellis LLP Thomas L. Hanley Christopher S. Connell Stradley Ronon Stevens & Young, LLP